Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

June 13, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 2 to Registration Statement on Form S-1

Filed June 13, 2011

                        File No. 333-172114

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated May 11, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about June 13, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 2 to the Company’s Form S-1.

General

1.

Please monitor your need to provide updated financial statements and related disclosure in your next amendment.  See Rule 8-08 of Regulation S-X.

Company response:  The Company acknowledges this comment and has included financial statements at March 31, 2011.

2.

We note your response to comments 2 and 3 in our letter dated March 7, 2011.  Please revise your filing to disclose, as stated in your response, that Mr. Ijaz has not visited the subject property.  Please also disclose whether he has any plans to visit the subject property, and disclose the expected timing of any such visit.  In addition please revise your filing to disclose in your filing the information you provided in your response to comment 3.

Company response:  The Company has disclosed on page 21 that “Khurram Ijaz, our President and Chief Executive officer, has not visited the Property but plans to do so upon the completion of the offering of 500,000 shares by the Company.”

3.

 We note your response to comment 6 in our letter dated March 7, 2011, an resissue the comment as it related to Mr. Thomas Puzzo, your named legal counsel.  Please advise use regarding the experience of Mr. Puzzo in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining or oil and gas activities, (d) became a delinquent filer, or (e) reported proved or probably reserves.  For each such company, please describe the circumstances to us in necessary detail.  For example, we note Mr. Puzzo’s involvement as counsel with the registration statement on Form S-1 (File no. 333-153675) for Allora Minerals, Inc.  We also note that Allora Minerals materially altered its business plan, names a new control person, and ceased mining activities in connection with its transactions involving EPOD Solar Inc. in June 2009.  We may have further comments.

Company response:  The Company has no knowledge of its legal counsel’s experience in the past ten years related to any start-up oil and gas or other new company.  When the Company asked Mr. Puzzo to for such information he stated that even if he had such information, the client confidentiality obligations under the Rules of Professional Conduct governing the practice of law in state in which he is licensed to practice law, and the common law of legal ethics, prohibits lawyers from disclosing information of a client to third parties without the consent the client.

4.

 We note your response to comment 7 from our letter dated March 7, 2011.  Please tell us whether you received cash from each of the selling shareholders for the shares sold to them under Regulations S.  In addition, please tell us whether the selling shareholders had any arrangements with your President, Mr. Ijaz, regarding the purchase price and the terms of the Regulation S offering.  We may have further comment.

Company response:  The Company received cash from each of selling shareholders for the shares sold to them under Regulations S, as confirmed by the audited financial statements of the Company.  Our President and Chief Executive Officer, Mr. Ijaz, had “arrangements” regarding the purchase price and the terms of the Regulations S offering because such terms were negotiated between the parties, and once such terms were agreed upon, it was arranged by Mr. Ijaz, on behalf of the Company, that the offerees in the Regulation S offering would purchase the securities from the Company.

5.

 Please clarify throughout your filing the activities that constitute phase I of your exploration plan, and your activities that constitute phase II of your exploration plan.

Please also clarify throughout your filing your anticipated source of funds for each such activity.  For example, and without limitation, we note the following:

•

You state at page 7 that your current cash of $1,595 and the $100,000 you anticipate receiving from the sale of your 500,000 shares in this offering will be sufficient to complete the first phase of any initial exploration program of any property claim.  However, your disclosure at page 13 indicates that your use of proceeds from this offering will not include retention of an independent contractor geologist.

•

You state at page 22 that you anticipate spending $15,000 for the seismic survey for the Calder Property, but your use of proceeds table at page 13 only contemplates the use of $1,000 to $10,000 for geological surveys.

Company response:  The Company has reconciled the referenced figures on pages 7, 12, 13 and 22.

6.

 Please clarify throughout your filing the funds that you will need to conduct your 12-month plan of operation.  For example, and without limitation, your disclosure at page 4 suggests that you will need to sell at least fifty percent of the primary offering to complete such a plan.  However, your disclosure at page 5 suggests that you will be able to complete such a plan if you sell less than fifty percent of the primary offering.

Company response:  The Company had added the text, “Proceeds from 500,000 shares of common stock for aggregate proceeds of $100,000 are required for us to proceed with our business plan over the next twelve months” to page 4 and 30.

Additionally, the Company has deleted the text “Proceeds from 500,000 shares of common stock for aggregate proceeds of $100,000 are required for us to proceed with our business plan over the next twelve months” on page 5 and replaced such text with “The Company must sell 80% of its offering of 500,000 shares, to garner proceeds of $80,000, to complete its 12-month plan of operation described on page 28.”

7.

 We note your response to comment 36 in our letter dated March 7, 2011.  Please provide the disclosure required by Item 407(a) of Regulation S-K.

Company response:  The Company provided the disclosure required by Item 407(a) on page 34 of Amendment No. 1 to Form S-1.

8.

 We note your response to comment 18 in our letter dated March 7, 2011.  However, your revised disclosure suggests that the funds from your primary offering will be placed in a bank account and may ultimately be returned to investors.  Please revise your disclosure to clarify, if true, that any funds that you raise from your primary offering will be immediately available for your use, and remove any implication that you will return such funds to investors.  Please also make confirming changes to your revised disclosure in your Use of Proceeds section.  In addition, your reference on your cover page to your offering of $500,000 appears to be a typographical error.

Company response:  The Company has added the text “[a]ny funds that we raise from our offering of 500,000 shares will be immediately available for our use will not be returned to investors” to pages 1 and 13.  Additionally, the Company has corrected a typographical error of a reference of an offering of $500,000 to an offering of 500,000 shares of common stock.

Prospectus Summary, page 4

9.

 We note your disclosure at page 4 that your principal executive offices are located in Nevada.  However, your disclosure at page II-3 regarding your Regulation S offering to Mr. Ijaz suggest that your sole office and directors resides outside of the United Sates.  With a view toward disclosure, please explain to us how your principal executive offices are in Nevada.

Company response:  The Company has decided that until it has the funds to have its own office, it would use the mail and office services offered by its registered agent and has paid for such services so that it would have a principal administrative office.

Use of Proceeds, page 12

10.

 We note your disclosure that no minimum number of shares must be sold in order for the offering to proceed.  Please add related risk factor disclosure.

Company response:  The Company has added the following risk factor to page 10:

Because there is no minimum proceeds the Company can receive from its offering of 500,000 shares, he Company may not raise sufficient capital to implement its planned business and your entire investment could be lost

The Company is making its offering of 500,000 shares of common stock on a best-efforts basis and there is no minimum amount of proceeds the Company may receive.  Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the Company.  In the event that does not raise sufficient capital to implement its planned operations, your entire investment could be lost.

11.

We note your response to comments 23 and 24 in our letter dated March 7, 2011.  Please revise to clarify in your Use of Proceeds section, if true, that you will also need additional financing to engage in the drilling that you describe at page 22, and to disclosure in your Use of Proceeds section the amount of funds needed for such drilling.

Company response:  The Company has added the text, “In addition to the amounts stated in this Use of Proceeds section, we will need additional financing of $65,000 to engage in the exploratory drilling we describe in our Plan of Operation on page 22” to page 13.

Plan of Distribution, page 16

12.

 We note your statement at page 16 that sales by the company must be made at the fixed price of $0.20 until a market develops for the stock.  Please clarify, if true, that you will offer the shares in the primary offering at a fixed price for the duration of the offering.

Company response:  The Company has deleted the sentence, “However, sales by the Company must be made at the fixed price of $0.20 until a market develops for the stock” on page 16 while retaining the sentences, “The price per share is fixed at $0.20 for the duration of this offering” in the same paragraph, and “all shares sold under this prospectus will be sold at a fixed price of $0.20 per share” in the following paragraph on page 16.

Future Oil and Gas Interests, page 25

13.

 We note your response to comment 29 in our letter dated March 7, 2011, and reissue such comment in part.  Please clarify how the disclosure in this section is relevant to your present or planned operations.

Company response:  The Company has removed this section because it does not believe it is relevant to its present or planned operations.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 28

14.

 We note your response to comment 32 from our letter dated March 7, 2011, and reissue the comment.  Please tailor your disclosure regarding your plan of operation with respect to your present or planned operations.  In that regard, it is not clear why you have referenced your ability of “successfully find customers” of the context of the use of proceeds from this offering.

Company response:  The Company has deleted the text “If we are unable to successfully find customers we may quickly use up the proceeds from this offering and will need to find alternative sources” on page 29 and replaced such text with the following text:  “We will quickly use up the proceeds from this offering and will need to find alternative sources of financing in order to complete exploration, with the ultimate goal of locating oil and gas reserves and selling oil and/or gas.  The Company has no oil or gas reserves.”

15.

 We note your statement at page 29 that you expect to complete your public offering within 10 days after the effectiveness of your registration statement. If you retain such statement in your next amendment, please tell is your basis for such belief.

Company response:  The Company has removed the text “We expect to complete our public offering within 10 days after the effectiveness of our registration statement by the Securities and Exchange Commissions.  We intend to concentrate our efforts on raising capital during this period” on page 29.

16.

We note your statement at page 29 that if the maximum amount of shares is sold you plan to set up an office and acquire the necessary equipment to begin operations.  This disclosure suggests that you will not begin operation if less that the maximum amount of shares is sold.  However, this disclosure is not consistent with our disclosure elsewhere in your filing, such as in your Use of Proceeds section.  Please revise.

Company response:  The Company has deleted the following text on page 29: “and acquire the necessary equipment to begin operations.”

Liquidity and Capital Resources, page 32

17.

 We note your response to comment 10 in our letter dated March 7, 2011.  Your revised disclosure suggests that you will use proceeds from this offering for legal and accounting expenses in order to maintain your reporting status.  However, your use of proceeds table does not appear to address such uses.  Please advise.

Company response:  The Company has revised its Use of Proceeds table on page 12 and 13 to reconcile this inconsistency.

Significant Employees and Consultants, page 34

18.

We note your disclosure at page 34 that Mr. Ijaz is an independent contractor/consultant to the company.  Please clarify how Mr. Ijaz is independent in that context.  In that regard, we note that he own the majority of your outstanding shares of common stock and serves as your sole officer and director.

Company response:  The Company is using the customary and traditional legal definition of “independent contractor” established by the US Internal Revenue Service to distinguish such a person from an “employee.”

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo